Rachel B. Proffitt

T: +1 415 693 2031

rproffitt@cooley.com

August 4, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Derby, Staff Attorney Stephen Krikorian, Accounting Branch Chief Morgan Youngwood, Staff Accountant

Re:	Unity Software Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 26, 2020

CIK No. 0001810806

Ladies and Gentlemen:

On behalf of Unity Software Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated July 10, 2020 with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on June 26, 2020. The Company is concurrently and confidentially submitting a revised Draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Amended Draft Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement, as submitted on the date hereof.

Market, Industry and Other Data

User Metrics, page 63

1.	We note your response to prior comment 3. Please revise to clarify that a substantial majority of your monthly active creators are not paying customers.

The Company has revised the disclosure on page 64 of the Amended Draft Registration Statement to address the Staff’s comment.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

United States Securities and Exchange Commission

August 4, 2020

Page Two

Results of Operations, page 89

2.

Please clarify your response to prior comment 7 that indicates you do not believe that a further breakdown of the various products and services within your Operate Solutions will be helpful to investors. Since you indicate that advertising revenues and Hosting Services are the two primary ways in which you generate revenue under your Operate Solutions, it appears that those components should be described by their respective revenue contribution in order to understand your operating results and related trends. Please clarify your statement that your Operate Solutions products “work together to provide all of the products and services needed to operate your game or application”. It seems that advertising revenues would experience different trends and events than your Hosting Services fee. Explain why discussing this solution in aggregate adequately portrays and reveals underlying trends in these revenue components.

The Company has revised the disclosure on pages 46, 81, 89, 90, 93, 94, 97, 100 and 101 of the Amended Draft Registration Statement to address the Staff’s comment and reflect our subsequent discussion with the Staff.

As we discussed with the Staff, Operate Solutions represents a portfolio of products and services, and the Company expects the relative contribution of such products and services to the Company’s revenue to change over time, particularly as the Company expands into new verticals. Monetization currently represents the majority of the Company’s Operate Solutions revenue. However, the Company expects such products will decrease as a percentage of total revenue as the Company introduces additional products and services, further scales newer products and services, such as Multiplay, Vivox and deltaDNA, and further expands its sales into non-gaming verticals. Therefore, the Company believes it would be potentially misleading to investors to focus on the respective revenue contribution of its various Operate Solutions.

In addition, the Company’s disclosure is consistent with the “customer-centric” manner in which management views and manages the business. Operate Solutions products and services help customers drive revenue through increased end-user lifetime value and to manage costs through easier, more reliable and more cost effective back-end services. The Company’s goal is to provide a fully integrated platform that drives customer success, and the Company measures its own success within Operate Solutions based on the expansion rate of customer cohorts across its full portfolio of products and services. The Company’s value proposition to customers is that the Company understands that its customers need a solution that can be optimized to meet their specific needs for running and monetizing their content. The customers’ common objective is to increase the lifetime value of the customers’ end-user.

Customer usage of the Company’s Operate Solutions tends to be dynamic and shifts based on a number of factors, including what customers find most effective in reaching their end-users at any given time. As the Company continues to build out its Operate Solutions, it expects that customer spend between and amongst Operate Solutions will be increasingly dynamic. This is what the Company refers to as a portfolio of products and services that work together to allow its customers to operate their game or application. The underlying drivers of the Company’s Operate Solutions are very similar despite different business models. In short, the Company is successful when its customers are successful regardless of the mix of products and services the customers select. When its customers’ games and applications are successful, the Company’s revenue from its monetization products increase because of its revenue share model. When customers deploy successful games and applications, they require increased usage of the Company’s cloud-based services, including hosting services and end-user engagement tools and voice chat services, increasing revenue from such cloud-based services. The Company’s business models for its Operate Solutions are designed with its customers’ success in mind.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com

United States Securities and Exchange Commission

August 4, 2020

Page Three

The Company considers the variety of Operate Solutions as a unified set of products and services and does not, in managing its business, manage this portfolio in a one-off manner. The Company provides a significant amount of detail to describe its revenue drivers, both overall and within Operate Solutions, specifically, on both a historical basis as well as expected future revenue trends, including on pages 46, 81, 89, 90, 93, 94, 97, 100 and 101 of the Amended Draft Registration Statement.

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Please contact me at (415) 693-2031 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ Rachel B. Proffitt
Rachel B. Proffitt

cc:	John Riccitiello, President and Chief Executive Officer, Unity Software Inc.

Ruth Ann Keene, Senior Vice President, Chief Legal Officer and General Counsel, Unity Software Inc.

Nora Go, Senior Director, Corporate Legal, Unity Software Inc.

Jon Avina, Cooley LLP

Jonie Ing Kondracki, Cooley LLP

John Savva, Sullivan & Cromwell LLP

Sarah Payne, Sullivan & Cromwell LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000   f: (415) 693-2222   cooley.com